Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

September 20, 2011

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-34744

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated September 6, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “10-K”).  Concurrently herewith, we are filing Amendment No. 1 to the 10-K on Form 10-K/A (the “10-K/A”) in response to certain matters raised in the Staff’s Letter and as contemplated by our responses below.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1.
Please describe how any earnings will be transferred from your onshore PRC subsidiaries and VIEs to your offshore companies (e.g., dividend payments). Your disclosures should highlight the restrictions on your ability to transfer cash flows between entities. To the extent dividends are only payable out of retained earnings as determined in accordance with PRC accounting standards, explain the significant differences between retained earnings as determined in accordance with PRC accounting standards as compared to retained earnings as presented in your financial statements. Further, please disclose the aggregate undistributed earnings held by your PRC subsidiaries and VIEs that were available for distribution at December 31, 2010, and whether they are subject to any PRC dividend withholding taxes upon distribution. Finally, disclose if there are further restrictions on cash transfers of these undistributed earnings as a result of PRC government control of currency conversion.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

Response:

Please see our additional disclosures on page 12 of the 10-K/A.

Operating activities, page 39

2.
We note that your gross accounts receivable balance has increased 48% to $34.5 million as of December 31, 2010, while your sales have increased 24% to $37.6 million for the year ended December 31, 2010. Revise your disclosures to further explain the reason for the increase, and provide additional quantitative and qualitative information regarding the risks associated with the recoverability of your receivables, and the impact the increase has on your liquidity. Include a discussion of your standard payment terms, the number of days sales outstanding in ending accounts receivable at the end of each period, an aging analysis of your accounts receivable balance at the end of each period, and explanations for changes between periods. To the extent you have receivable balances that have exceeded your standard payment terms please provide an explanation as to why you continue to believe your fees are fixed and determinable and it is probable that economic benefits will flow to the Company.

Response:

Please see our additional disclosures on page 12 of Form 10-K/A.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

n) Revenue recognition, page F-11

3.
We note your disclosure that you recognize revenue relating to bundled mobile products, which include handsets and customized software. Please clarify the following and revise your disclosures as appropriate:

•	Whether these arrangements also include PCS, other services, deliverables or obligations on the part of the Company; and

•
The fees you earn for each element in these arrangements and when you recognize these fees. In this regard, please clarify whether you consider these arrangements to be multi element arrangements in accordance with ASC 605-25 or ASC 985-605 and, if so, how you allocate fees among the separate units of accounting.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

Response:

These arrangements only require us to provide bundled mobile products, which include handsets and customized software, but not PCS, other services, deliverables or obligations on the part of the Company. As soon as the products are transferred to the customer, our performance is complete. The customer’s payments for the products are fixed.

Therefore, these arrangements do not involve multiple deliverables, and are not deemed to be multi element arrangements in accordance with ASC 605-25 or ASC 985-605. We will modify our Accounting Standards Codification reference to “ASC 605 Revenue Recognition” in this section.

Note 9. Long Term Investment, page F-19

4.
We note your disclosure that in 2008 you invested in Jiuhong for a 19.8% equity interest, which is accounted for under the cost method. Tell us how you have evaluated impairment for this investment. As part of your response, please explain the recent operating results for this Company and how you have factored these into your evaluation. To the extent there are any uncertainties impacting recoverability of this investment, tell us what consideration you gave to disclosing these uncertainties.

Response:

The Company has conducted its impairment test for the investment in Jiuhong as of December 31, 2010. In accordance with the financial statements presented, Jiuhong has been profitable in both 2009 and 2010, generating $690K in retained earnings in the first two years of operations.  The Company has estimated the fair value of the cost-method investment based on the reported net book value and discounted cash flow generated from the operation in the next 10 years. The fair value estimate of the investment was more than its cost.

Note 10. Income Tax Expense

5.
Please disclose your undistributed earnings that are considered permanently reinvested for which no provision has been made for taxes that would be payable upon distribution of those amounts to the Company, and your estimate of taxes that would be payable if these earnings were distributed.

Response:

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

Please see our additional disclosures on page F-21 of the 10-K/A.

6.
We note your disclosures that there are a number of tax holidays in place impacting your income tax expense. Please disclose the aggregate dollar and per share effects of the tax holidays, and the date on which the special tax status will terminate. See SAB Topic 11.C.

Response:

Please see our additional disclosures on page F-22 of the 10-K/A.

Note 11. Share Based Compensation, page F-22

7.
We note your disclosure that you granted ToneTat Investment Limited options to purchase a total of 500,000 shares of the Company’s common stock as compensation for investor relations and financial advisory services. Tell us the measurement date(s) you have used to value these options, the vesting conditions, the period over which you are recognizing compensation expense, and how you have accounted for the modification. Please identify the authoritative literature you have relied on in making these determinations. Expand your disclosures as appropriate.

Response:

Please see our additional disclosures on page F-22 of the 10-K/A.

8.
We note your disclosure that in total there were 798,950 shares outstanding, including those vested and those expected to vest. We further note your disclosure on page F-23 that the number of options outstanding currently exercisable as of December 31, 2010 is 1,950,200. Please reconcile these amounts and clarify your disclosures accordingly.

Response:
Under the Jingwei International Limited 2008 Omnibus Securities and Incentive Plan (“2008 Incentive Plan”), in total there were 798,950 shares of option outstanding, including 257,350 shares exercisable as of December 31, 2010.

The figure of 1,950,200 on page F-23 represents the total exercisable options and warrants as of December 31, 2010, which include: a) 1,459,850 warrants issued in a private placement on May 16, 2007; b) 233,000 shares of options issued to consultants in 2008 and 2009; c) 257,350 shares issued to employees under the 2008 Incentive Plan.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

9.
Tell us what consideration you gave to disclosing the weighted average assumptions used to determine the fair value of your stock options for each period presented, the amount of unrecognized compensation expense relating to unvested awards as of December 31, 2010, and the weighted average period over which it is expected to be recognized.

Response:

Please see our additional disclosures on page F-23 of the 10-K/A.

Note14. VIE, page F-24

10.
We note your disclosure that as a result of contractual agreements, the Company includes the assets, liabilities, revenues and expenses of Jingwei Communications and subsidiaries (the “VIEs”) in its consolidated financial statements. We further note your disclosures that you have the power to direct activities that most significantly impact the VIE’s economic performance, the obligation to absorb losses or the right to receive benefits from the VIE’s that could potentially be significant to the VIE’s, and that you have unconstrained decision making ability over key operational functions within the VIE’s. Please expand your disclosures to more specifically describe the terms of the contracts that provide you with these rights and obligations, and the risks associated with your VIE structure. Please include the following in your disclosures:

•	The specific agreements in place and terms of the agreements that grant the Company decision making rights and power over the VIEs;
•
The specific contract in place that allocates 100% of all income and losses to the Company. In this regard, we note your disclosure on F-9 that the Company entered into a series of contractual arrangements with the VIE, whereby the Company will bear all of the VIEs operating costs in exchange for all of its income from business operations. Please clarify whether this represents 100% of the net income or loss of the VIE, or whether there is any income or loss of the VIE attributed to other parties;

•	Whether the owners of the VIEs are different than the owners of the Company;
•
A description of the renewal, cancellation and termination provisions of your contracts, including penalties incurred for termination. In this regard, we note your disclosures on page F-9 of your Form 10-K for the year ended December 31, 2008 that your agreements are subject to early termination in accordance with the terms therein; and

•
Whether there are any significant judgments, assumptions, or risks regarding enforceability of the contracts, and the potential impact of these risks on the Company’s ability to consolidate the VIEs, including divergent shareholder interest in the VIE and the Company, uncertainty in the PRC legal system and whether the equity interest pledge agreements have been registered with the PRC regulator.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

Response:

Please see our additional disclosures on page F-24 of the 10-K/A.

11.
We note your disclosure that all of the assets of the VIE can only be used to settle obligations of the consolidated VIEs, and liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather they represent claims against the specific assets of the consolidated VIEs. Tell us your consideration to presenting these assets and liabilities separately on the balance sheet as required by ASC 810-10-45-25.

Response:

The Company notes the typographical error, and has modified the related wordings in Note 14 as follows:

None of the assets of the VIEs can be used only to settle obligations of the consolidated VIEs. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets. As of December 31, 2010 and December 31, 2009, respectively, there was $15,059 and $20,710 of liabilities of the Company’s consolidated VIEs for which creditors did not have recourse to the general credit of the Company or its subsidiaries.

12.
We note your disclosure that your VIEs had $15.0 million and $20 of liabilities as of December 31, 2010 and 2009, respectively, which are included in the consolidated financial statements. However, we note that the liabilities in your consolidated financial statements were only $9.1 million and $8.3 million as of December 31, 2010 and 2009, respectively. Please clarify this disclosure. Also, to the extent this difference relates to intercompany loans, please disclose the purpose and repayment terms of the loans.

Response:

The reported balance of total liabilities as of December 31, 2010 in VIEs includes intercompany loans in the total of $11.5 million between VIEs and Jingwei HengTong. Please see the reconciliation below:

(in thousands)	2010	2009
Total Liabilities per FS	9,108	8,324
- Liabilities of Jingwei HK	2,706	2,480
- Liabilities of Jingwei BVI	415	402
+ Intercompany loan from Jingwei HengTong	11,456	11,080
+ Intercompany payable/receivable(-) to Jingwei HK	-2,384	4,188
Total Liabilities VIEs	15,059	20,710

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

To fund the operations of VIEs in China, Jingwei HengTong has provided the VIEs zero interest intercompany loans in 2007 and later periods in the total of $11,456, with no specific repayment terms.

13.
Disclose any restrictions on payment of dividends, loans or advances by the Group’s PRC subsidiaries and VIEs. Further, disclose the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

Response:

Please see our additional disclosures on page F-25 of the 10-K/A.

General

14.
Tell us why you have not included a Consent from your Independent Registered Accounting Firm. In this regard, we note that you have previously filed a number of registration statements which incorporate by reference all documents subsequently filed with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act.

Response:  The Company notes that the registration statement on Form S-3, which would have incorporated the 10-K had it gone effective, is the subject of an issuer withdrawal request on Form RW that is currently under consideration at the Company.  Until such registration statement has been finalized and made effective by the Commission (or alternatively, has been finally withdrawn by action of the Commission), the Company is not aware of any obligation to update the filing at this time.  We note, however, the Staff’s view that the forward incorporation by reference statement in the Form S-3 obligates the Company to obtain an accountant’s consent regarding the use of their audit report regarding the December 31, 2010 financials included in the Form 10-K, which consent is included in the 10-K/A.

We acknowledge that the Registration Statement on Form S-8 filed by the Company immediately prior to the filing of the 10-K does obligate us to obtain an accountant’s consent for the use of their audit report regarding the December 31, 2010 financials included therein, which consent is included in the 10-K/A.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 20, 2011

15.
We note that you have included on the facing page of the Form 10-K, the file number 001-15046 when the file number currently assigned to you in EDGAR is 001-34744. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Response:  The Company notes the typographical error regarding its Commission File Number included in the 10-K.  The 10-K/A refers to the correct Commission File Number.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Yong Xu Yong Xu Chief Financial Officer